August 1, 2008

Mr. Kevin Rich
Chief Executive Officer and Principal Financial Officer
DB Commodity Services LLC
60 Wall Street
New York, NY 10005

> **Re: PowerShares DB Commodity Index Tracking Fund**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-32726**

Dear Mr. Rich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please comply with our comments in all future filings, as applicable. Please confirm in writing that you will do so and explain to us how you intend to comply.

Item 1. Business, page 1

1.   Please provide a summary of your futures portfolio holdings by sector as of the end of the fiscal year. Identify each sector and disclose the dollar amount held in that sector as well as the percentage of your total futures holdings. Also, please clarify the amount and percentage of your assets that are deposited as margin on

Mr. Kevin Rich
DB Commodity Services LLC
August 1, 2008
Page 2

futures contracts and the amount and percentage invested in treasuries and other fixed-income securities as of the end of the fiscal year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

2.   Refer to the performance summary and the chart on page 19. Please tell us why the chart reflects the returns of the DBLCI-OYTR instead of the Index. Also, we note that the DBLCI-OYTR consists of the Index plus 3 month U.S. Treasury obligations returns. Please tell us whether the total returns for DBLCI-OYTR shown in the table include returns on treasuries.

For the Year Ended December 31, 2007 Compared to the Period Ended December 31, 2006, page 25

3.   We note that the results of operations disclosure recites changes in the share price, total return, and net asset value for the periods presented. Please expand the description of net asset performance to discuss the reasons for changes in value during the period resulting from fluctuations in the underlying indices. Also, if material, discuss the impact of changes in your investment returns on NAV.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody at (202) 551-3629 if you have questions regarding financial statements and related matters.   Please contact Byron Cooper, Staff Attorney, at (202) 551-3473 or me at (202) 551-3785 with regard to legal issues.

Sincerely,

Karen J. Garnett
Assistant Director